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                                    Filed by Microchip Technology Incorporated
                         Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Telcom Semiconductor, Inc.
                                                   Commission File No. 0-21184

The following slides were used at an investor conference on October 30, 2000.

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vin               Why expand Microchip's Analog capability?

 .  Analog market growing from $22B in `99 to $48B in `03*

 .  Proprietary analog enjoys high, sustainable margins

 .  $1.50 of analog for every $1.00 of microcontroller**

 .  Leverage:

   .  Brand recognition

   .  Over 30,000 current PICmicro customers

   .  Sales and Applications resources

   .  Technology investment

   .  Design re-use
                                                     *  Source: SIA June 2000
                                                     ** Source: Design News-1998

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vin                       Why TelCom Semiconductor?

 .  Analog business is a natural fit for Microchip's microcontroller product line

 . TelCom: 6,000 Analog customers, 230 Analog products and high quality engineering team accelerate our Analog initiative by years

 . TelCom's analog products and capabilities can increase microcontroller / analog attach rates

 . TelCom can leverage Microchip's existing fab capacity for both existing and future products

 .  Attractive value - $185M enterprise value - $115M cash

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vin            Microchip's Stand-alone Analog Customer Growth



                          [BAR GRAPH APPEARS HERE]

TelCom adds 6,000 stand-
alone analog customers.
                            Q299  Q399  Q499  Q100  Q200  Q300  Q400  Q101  Q201
                            ----  ----  ----  ----  ----  ----  ----  ----  ----
        # of Customers         0     7    83   383   529   570  1263  1472  1704

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vin                            Revenue Breakdown
                                   by Market

                                             Microchip   TelCom
                                             ---------   ------
                 Consumer                         36%       2%
                 Automotive                       19%       0%
                 Industrial                       15%      28%
                 Communications                   15%      52%
                 Computing                        15%      13%

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vin                    The Embedded Control Signal Chain
                           "The Combined Footprint"

                           [FLOW CHART APPEARS HERE]

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vin                      Design-in Revenue Opportunity

 .  Tracking $2.1B of PICmicro design opportunities

                                Available "attached" opportunity

                                $ Analog per        Total available       # of
                           $1.00 microcontroller     opportunity $      products
                           ---------------------     -------------      --------

Microchip                                 $.05             $100M             30

Microchip & TelCom (Today)                $.30             $600M            180

Microchip & TelCom (18 mo.)               $.45             $900M            280

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